
07006774


SEC MAIL
RECEIVED
PROCESSING
MAR 5 2007
WASH, D.C.
152
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

TURNING POINT SECURITIES, LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2201
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA, CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Members
Turning Point Securities, LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of Turning Point Securities, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Turning Point Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



February 27, 2007

TURNING POINT SECURITIES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Bank		$650,133
Accounts Receivable		32,516
Due from Clearing Firms		83,007
Clearing Deposit		120,000
Lease Deposit		6,783
Total Current Assets		$892,439
FIXED ASSETS		
Office Equipment	$ 71,454	
Leasehold Improvements	32,524	
Office Furniture	6,809	
Total Fixed Assets	$110,787	
Less - Accumulated Depreciation	108,089	
Net Fixed Assets		2,698
OTHER ASSETS		
Investments	$ 11,125	
Total Other Assets		11,125
TOTAL ASSETS		$ 906,262

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable		$ 14,681
Total Current Liabilities		$ 14,681
MEMBERS' CAPITAL		
Members' Capital	$ 1,130,876	
Net (Loss) for the Year	(149,302)	
Members' Distributions	(89,993)	
Total Members' Capital		891,581
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 906,262

The accompanying notes to the financial statements are an integral part of this statement.

TURNING POINT SECURITIES, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Turning Point Securities, LLC (the Company) is a limited liability company, which was formed in the state of Illinois on May 12, 2000 and is a fully disclosed broker-dealer. The Company provides brokerage services to broker-dealers and institutional clients and has the authority to act as a market maker and trade prorietarily off the floor. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Stock Exchange, the National Association of Securities Dealers, Inc.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Depreciation

The depreciation of equipment and furniture is calculated on an accelerated basis and depreciation of leasehold improvements is computed on a straight line basis over the estimated useful life of the fixed assets.

Income Taxes

The Company's income flows to its members' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Employees' Retirement Plan

The Company started the Turning Point Securities, LLC 401(k) Plan effective January 1, 2001. The employees' contributions are based upon the individual employee's earnings as allowed by the Internal Revenue Service. The Company's 401(k) Plan is administered by an outside financial institution. The Company's contribution to the plan, for the year ended December 31, 2006, was $969.

Investments

The investments represent the original cost of investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. The investments at December 31, 2006 include common stock in:

NSX Holdings	$10,000
The Depository Trust & Clearing Corporation	1,125
Total Investments	$11,125

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including economic hedges of trading instruments, and would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no open derivative financial instrument positions at December 31, 2006.

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.

TURNING POINT SECURITIES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2006

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no audit adjustments were deemed necessary.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital and net capital requirements of $864,955 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 2%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

END